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MARTIN LIPTON

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GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL
WILLIAM T. ALLEN	ROBERT M. MORGENTHAU
PETER C. CANELLOS	BERNARD W. NUSSBAUM
DAVID M. EINHORN	ERIC S. ROBINSON
KENNETH B. FORREST	PATRICIA A. ROBINSON*
THEODORE GEWERTZ	LEONARD M. ROSEN
MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	AMY R. WOLF
PHILIP MINDLIN
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

June 17, 2014

VIA HAND DELIVERY AND EDGAR

Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Keysight Technologies, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed May 23, 2014
File No.  001-36334

Dear Mr. Mancuso:

On behalf of our client, Keysight Technologies, Inc. (the “Company” or “Keysight”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 11, 2014, with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-36334) (the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from Amendment No. 2 to the Registration Statement filed on May 23, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 3.

General

1.                                            We will continue our evaluation of your responses — including prior comments 1 and 11 — after you complete the missing sections of your disclosure and file the relevant agreements that you say you will in your responses.

Response:  The Company acknowledges the Staff’s comment and will include the disclosures when the relevant information is available.

Exhibit 99.1

If tax incentives change, page 14

2.                                            Please disclose the substance of the second sentence of your response to prior comment 5.

Response:  The Information Statement has been revised on page 14 in response to the Staff’s comment.

Dividend Policy, page 27

3.                                            In an appropriate section of your document, please disclose the substance of your response to prior comment 6 — whether in this section to explain the impact of your dividend policy to investors, or in the section of your document that describes the impact of the spinoff on investors, or elsewhere as appropriate.

Response:  The Information Statement has been revised on page 27 in response to the Staff’s comment.

Treatment, page 94

4.                                            We note your response to prior comment 10; however, it is unclear how the awards that you disclose in your document, including the awards to your named executive officers, will be adjusted “to preserve the aggregate intrinsic value.”  With a view toward clarifying your disclosure, please quantify for us how the “treatment” would affect the awards held by your named executive officers; if necessary, please use reasonable assumptions based on recent market prices, the relative assets of the two surviving companies, or other reasonable information.

Response:

Quantification of Treatment of Equity-Based Compensation Awards Held by Named Executive Officers

Below are illustrative examples of the conversion of Agilent equity-based compensation awards into Keysight equity-based compensation awards for each of the Keysight named executive officers, based on their holdings of Agilent awards as of June 17, 2014.  The actual conversion will be based on the pre-distribution value of Agilent common stock and the post-distribution value of Keysight common stock, each as determined in accordance with the terms of the employee matters agreement. For purposes of the examples below only, the Company has assumed that the pre-distribution value of Agilent common stock is $58 per share (the approximate recent market price) and that the post-distribution value of Keysight common stock is $26 per share (based on the approximate percentage of Agilent's fiscal year 2013 revenues attributable to Keysight's business multiplied by the assumed pre-distribution value of Agilent common stock).  Those values are subject to changes.  Accordingly, the actual results of the conversions with respect to the named executive officers’ Agilent equity awards is likely to differ from the illustrative examples below.

Stock Options

The following table sets forth, with respect to each Agilent stock option award held by each Keysight named executive officer as of June 17, 2014, the number of shares of common stock underlying the award and the per share exercise price, both before and after the conversion of the award upon the distribution from an award based on Agilent common stock to an award based on Keysight common stock.  Other terms and conditions of the converted awards will remain the same as immediately prior to the distribution.

Named Executive Officer	Grant Date	Number of Agilent Shares Underlying Award Pre- Distribution	Exercise Price of Award Pre- Distribution	Number of Keysight Shares Underlying Converted Award Post- Distribution	Exercise Price of Converted Award Post- Distribution
Ronald S. Nersesian	11/17/2010	22,767	$35.21	50,787.923	$15.79
	11/17/2011	56,349	$37.21	125,701.615	$16.69
	11/21/2012	105,000	$35.84	234,230.769	$16.07
	11/20/2013	120,620	$53.53	269,075.385	$24.00
Ingrid S. Estrada	11/29/2007	5,500	$37.47	12,269.231	$16.80
	11/18/2009	4,602	$29.46	10,266.000	$13.21
	11/17/2010	8,673	$35.21	19,347.462	$15.79
	11/17/2011	8,640	$37.21	19,273.846	$16.69
	11/21/2012	6,720	$35.84	14,990.769	$16.07
	11/20/2013	8,615	$53.53	19,218.077	$24.00
Guy Séné	11/30/2007	10,000	$37.83	22,307.692	$16.96
	11/17/2010	16,695	$35.21	37,242.692	$15.79
	11/17/2011	52,592	$37.21	117,320.615	$16.69
	11/21/2012	58,000	$35.84	129,384.615	$16.07

Named Executive Officer	Grant Date	Number of Agilent Shares Underlying Award Pre- Distribution	Exercise Price of Award Pre- Distribution	Number of Keysight Shares Underlying Converted Award Post- Distribution	Exercise Price of Converted Award Post- Distribution
	11/20/2013	44,514	$53.53	99,300.462	$24.00
Gooi Soon Chai	11/18/2008	49,019	$19.00	109,350.077	$8.52
	11/18/2009	13,146	$29.46	29,325.692	$13.21
	11/17/2010	8,673	$35.21	19,347.462	$15.79
	11/17/2011	8,452	$37.21	18,854.462	$16.69
	11/21/2012	24,000	$35.84	53,538.462	$16.07
	11/20/2013	20,103	$53.53	44,845.154	$24.00
Neil Dougherty	1/24/2005	6,300	$20.62	14,053.846	$9.25
	1/17/2006	6,300	$31.93	14,053.846	$14.32
	11/21/2012	9,200	$35.84	20,523.077	$16.07
	11/20/2013	15,795	$53.53	35,235.000	$24.00

Restricted Stock Units

The following table sets forth, with respect to each Agilent restricted stock unit award held by each Keysight named executive officer as of June 17, 2014, the number of shares of common stock underlying such award both before and after the conversion of the award upon the distribution from an award based on Agilent common stock to an award based on Keysight common stock.  Other terms and conditions of the converted awards will remain the same as immediately prior to the distribution.

Named Executive Officer	Grant Date	Number of Agilent Shares Underlying Award Pre- Distribution	Number of Keysight Shares Underlying Converted Award Post-Distribution
Ronald S. Nersesian	11/17/2010	5,000	11,153.846
	11/20/2013	40,999	91,459.308
Ingrid S. Estrada	11/20/2013	2,928	6,531.692
Guy Séné	6/24/2011	4,928	10,993.231
	11/20/2013	14,774	32,957.385
Gooi Soon Chai	6/24/2011	5,000	11,153.846
	11/21/2012	25,000	55,769.231
	11/20/2013	6,833	15,242.846
Neil Dougherty	11/29/2010	275	613.462
	12/1/2011	550	1,226.923
	11/20/2013	5,368	11,974.769

Performance Share Awards (Fiscal Year 2012-2014 Performance Cycle)

The following table sets forth, with respect to the Agilent performance share award (fiscal year 2012-2014 performance cycle) held by each Keysight named executive officer as of June 17, 2014, the number of shares of common stock underlying such award both before and after the conversion of the award upon the distribution from an award based on Agilent common stock to an award based on Keysight common stock.  Other terms and conditions of the converted awards

(including performance conditions, which will continue to relate to Agilent) will remain the same as immediately prior to the distribution.

Named Executive Officer	Grant Date	Number of Agilent Shares Underlying Award Pre- Distribution	Number of Keysight Shares Underlying Converted Award Post-Distribution
Ronald S. Nersesian	11/17/2011	29,934	66,775.846
Ingrid S. Estrada	11/17/2011	2,294	5,117.385
Guy Séné	11/17/2011	13,969	31,161.615
Gooi Soon Chai	11/17/2011	4,490	10,016.154
Neil Dougherty	3/20/2012	2,494	5,563.538

Performance Share Awards (Fiscal Year 2013-2015 Performance Cycle)

The following table sets forth, with respect to the Agilent performance share award (fiscal year 2013-2015 performance cycle) held by each Keysight named executive officer as of June 17, 2014, the number of shares of common stock underlying such award both before and after the conversion of the award upon the distribution from an award based on Agilent common stock to an award based on Keysight common stock.  Other terms and conditions of the converted awards (including performance conditions, which will continue to relate to Agilent) will remain the same as immediately prior to the distribution.

Named Executive Officer	Grant Date	Number of Agilent Shares Underlying Award Pre- Distribution	Number of Keysight Shares Underlying Converted Award Post-Distribution
Ronald S. Nersesian	11/21/2012	35,605	79,426.538
Ingrid S. Estrada	11/21/2012	1,709	3,812.385
Guy Séné	11/21/2012	14,750	32,903.846
Gooi Soon Chai	11/21/2012	6,103	13,614.385
Neil Dougherty	11/21/2012	2,339	5,217.769

*                                         *                                         *                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 3, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1349 or by email at rsnarayan@wlrk.com.

Sincerely,

/s/ Raaj Narayan

Raaj Narayan

Enclosures
cc (via e-mail):

Stephen Williams
General Counsel and Secretary, Keysight Technologies, Inc.